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EXHIBIT 99.1(5)(e)

Individual Annual Renewable Term Rider (DRAFT)


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                     INDIVIDUAL ANNUAL RENEWABLE TERM RIDER

COVERED PERSON - As used in this rider, "Covered Person" means any of the individuals covered under this rider on the policy date. Covered Persons may be deleted from or, with evidence of insurability satisfactory to us, added to this rider. When this occurs, we will send you revised policy specifications pages. This rider is only available to the two insureds under the base policy.

COVERAGE - When we receive proof that a Covered Person's death occurred while this rider was in force, we will pay the Face Amount in effect on that Covered Person under this rider on the date of that Covered Person's death.

FACE AMOUNT - The Face Amount provided by this rider may be level or varying by policy year and is shown on the policy specifications pages. Unscheduled increases or decreases in the Face Amount may take place after the policy date as described below.

UNSCHEDULED INCREASE in FACE AMOUNT - You may request an unscheduled increase in the Face Amount of this rider for any Covered Person subject to the following conditions:

   - you provide evidence of insurability satisfactory to us for that Covered Person;

   - that Covered Person consents to the increase;

   - the effective date of the increase is after the first policy anniversary;

   - no previous increase has been effective during the same policy year;

   - the Face Amount is increased by at least $10,000; and

   - we receive your written request for the increase while this policy is in force.

The effective date of the unscheduled increase in the Face Amount will be the first monthly payment date on or following the date all of the above conditions are met.

An Administrative Charge of $100 will be deducted from the base policy's Accumulated Value on the effective date of any unscheduled increase in the Face Amount of this rider for any Covered Person.

This charge is to cover expenses associated with the evaluation of the evidence of insurability.

Upon approval of any unscheduled increase, we will issue a supplemental schedule of coverage, which will include the following information:

   - the effective date of the increase in the Face Amount;

   - the amount of the increase;

   - the risk classification for the increase; and

   - the Guaranteed Maximum Monthly Cost of Insurance Rates applicable to the increase.

UNSCHEDULED DECREASE IN FACE AMOUNT - You may request an unscheduled decrease in the Face Amount of this rider for any Covered Person subject to the following conditions:

   - you request the decrease while that Covered Person is living;

   - the effective date of the decrease is after the first policy year;

   - we receive your written request for the decrease while this policy is in force; and

   - no previous decrease has been effective in the same policy year.

The effective date of the unscheduled decrease in the Face Amount will be the first monthly payment date on or following the date all of the above conditions are met. The existing Face Amount will be decreased or eliminated in the following order:

   - first, the most recent increase in the Face Amount on that Covered Person;

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   - second, the next most recent increases on that Covered Person successively;
     and

   - finally, the initial Face Amount on that Covered Person.

In the case of a Face Amount that varies by policy year, any unscheduled decrease in the Face Amount which you request for any policy year will require associated decreases in the Face Amount for future policy years. You will be informed of such associated future decreases, and your consent will be obtained before your requested decrease becomes effective.

Upon approval of any unscheduled decrease, we will issue a supplemental schedule of coverage, which will include the following information:

   - the effective date of the decrease in the Face Amount; and

   - the amount of the decrease; and

   - the resulting Face Amount remaining in force after the decrease.


RIDER CHARGES - The monthly charge for this rider is calculated separately for each Covered Person. The monthly charge for each Covered Person is equal to the sum of the Rider Charges applicable to the following portions of the Face
Amount:

   - the portion of the initial Face Amount on that Covered Person remaining in force for that month; plus

   - any portion of each increase in the Face Amount on that Covered Person remaining in force for that month.


The Rider Charge for each portion of the Face Amount noted above is obtained by multiplying the applicable monthly Cost of Insurance Rate by the appropriate Face Amount.

If there has been an unscheduled decrease in the Face Amount, see the Unscheduled Decrease in Face Amount provision for a description of the order in which the existing Face Amount has been decreased or eliminated.

COST OF INSURANCE RATES - The Cost of Insurance Rates for the initial Face Amount are based on each Covered Person's age and risk classification on the policy date. The Cost of Insurance Rates for each increase in the Face Amount are based on each Covered Person's age and risk classification on the effective date of the increase.

The nonguaranteed monthly Cost of Insurance Rates will be determined by the Company and are subject to change by us at any time, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates for this rider shown on the policy specifications pages. Any change in the nonguaranteed Cost of Insurance Rates will apply uniformly for all insureds of the same age and risk classification under this rider form.

RENEWAL - Coverage under this rider is renewable annually until terminated as described below under the Termination provision.

EFFECTIVE DATE - This rider is effective on the policy date unless otherwise stated.

TERMINATION - Coverage under this rider will terminate for all Covered Persons on the earlier of:

   - your written request; or

   - termination of the base policy.

In addition, coverage under this rider on any individual Covered Person will terminate on the earlier of:

   - death of that Covered Person; or

   - the date that Covered Person reaches age 100.

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GENERAL CONDITIONS This rider is part of the base policy to which it is attached. As applied to this rider, the periods stated in the base policy's Incontestability and Suicide Exclusion provisions will start with this rider's effective date and the date of any future increases in Face Amount under this rider. All terms of the base policy which do not conflict with this rider's terms apply to this rider.

In the event of any conflict between the terms of this rider and the terms of the base policy, the terms of this rider shall prevail over the terms of the base policy.

PACIFIC MUTUAL LIFE INSURANCE COMPANY


      Chairman and Chief Executive Officer                  Secretary

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